EXHIBIT 21.1
K-Tron International, Inc.
List of Subsidiaries

Name of Subsidiary	State or Jurisdiction of Incorporation

K-Tron Investment Co.	Delaware
Gundlach Equipment Corporation	Delaware
K-Tron America, Inc.	Delaware
K-Tron Colormax Limited	United Kingdom
K-Tron Pneumatic Conveying Systems Limited	United Kingdom
K-Tron (Schweiz) AG	Switzerland
K-Tron Asia Pte Ltd	Singapore
K-Tron China Limited	Hong Kong
K-Tron Deutschland GmbH	Germany
K-Tron France S.a.r.l.	France
K-Tron Great Britain Limited	United Kingdom
Wuxi K-Tron Colormax Machinery Co., Ltd.	People’s Republic of China
Pennsylvania Crusher Corporation	Delaware
Jeffrey Specialty Equipment Corporation	Delaware
Premier Pneumatics, Inc.	Delaware
K-Tron Technologies, Inc.	Delaware